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Exhibit 99.1

For Immediate Release
March 1, 2004

DRAXIS Approved to Market Skeletal Imaging Agent in USA

Mississauga, Ontario, March 1, 2004—DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX), has received approval from the U.S. Food and Drug Administration (FDA) to produce and market a new formulation of a diagnostic product for preparing a skeletal imaging agent that is used to demonstrate areas of altered osteogenesis or bone growth. This imaging agent is used, for example, in metastatic bone disease, Paget's disease, arthritic disease and osteomyelitis.

The newly formulated diagnostic product, called MDP-25, is a kit for the preparation of Technetium Tc 99m Medronate Injection (99mTc-Methylene Diphosphonic Acid Kit). Each vial of MDP-25 contains freeze-dried (lyophilized) powder that is reconstituted immediately before use with radioactive sodium pertechnetate solution. The resulting active labeling agent remains stable throughout the 12 hour life of the preparation. Following injection, the agent is accumulated and retained by the skeleton so that a gamma camera can be used to obtain an image of the patient's skeleton. Areas of abnormal osteogenesis show altered uptake making it possible to visualize a variety of bone lesions.

This new MDP-25 formulation provides an increased ability to more effectively image the extremities of the skeleton, particularly hands and feet. Therefore, physicians are provided the opportunity to conduct improved whole body skeletal imaging. It is anticipated that the new MDP-25 diagnostic imaging kit will be available through DRAXIMAGE and its distribution network during the second quarter of 2004.

About DRAXMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection, currently in Phase II.

About DRAXIS Health Inc.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported revenues in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward- looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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  Exhibit 99.1
DRAXIS Approved to Market Skeletal Imaging Agent in USA